FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

Consolidated income statement for the year ended 31 December 2013

		2013	2012	2011
	Notes	US$m	US$m	US$m

Interest income ..................................................................................		51,192	56,702	63,005
Interest expense .................................................................................		(15,653)	(19,030)	(22,343)

Net interest income ............................................................................		35,539	37,672	40,662

Fee income .........................................................................................		19,973	20,149	21,497
Fee expense ........................................................................................		(3,539)	(3,719)	(4,337)

Net fee income ...................................................................................		16,434	16,430	17,160

Trading income excluding net interest income ....................................		6,643	4,408	3,283
Net interest income on trading activities ............................................		2,047	2,683	3,223

Net trading income .............................................................................		8,690	7,091	6,506

Changes in fair value of long-term debt issued and related derivatives .		(1,228)	(4,327)	4,161
Net income/(expense) from other financial instruments designated at fair value ....................................................................................		1,996	2,101	(722)

Net income/(expense) from financial instruments designated at fair value ..............................................................................................	3	768	(2,226)	3,439

Gains less losses from financial investments .......................................		2,012	1,189	907
Dividend income ................................................................................		322	221	149
Net earned insurance premiums ..........................................................	4	11,940	13,044	12,872
Gains on disposal of US branch network, US cards business and Ping An Insurance (Group) Company of China, Ltd ('Ping An') ..................	25	-	7,024	-
Other operating income .....................................................................		2,632	2,100	1,766

Total operating income ..................................................................		78,337	82,545	83,461

Net insurance claims incurred and movement in liabilities to policyholders ..................................................................................	5	(13,692)	(14,215)	(11,181)

Net operating income before loan impairment charges and other credit risk provisions .......................................................		64,645	68,330	72,280

Loan impairment charges and other credit risk provisions ..................	6	(5,849)	(8,311)	(12,127)

Net operating income .....................................................................		58,796	60,019	60,153

Employee compensation and benefits .................................................	7	(19,196)	(20,491)	(21,166)
General and administrative expenses ...................................................		(17,065)	(19,983)	(17,459)
Depreciation and impairment of property, plant and equipment .........	23	(1,364)	(1,484)	(1,570)
Amortisation and impairment of intangible assets ..............................	22	(931)	(969)	(1,350)

Total operating expenses ...............................................................		(38,556)	(42,927)	(41,545)

Operating profit ..............................................................................	6	20,240	17,092	18,608

Share of profit in associates and joint ventures ...................................	21	2,325	3,557	3,264

Profit before tax ..............................................................................		22,565	20,649	21,872

Tax expense .......................................................................................	9	(4,765)	(5,315)	(3,928)

Profit for the year ...........................................................................		17,800	15,334	17,944

Profit attributable to shareholders of the parent company ..................		16,204	14,027	16,797
Profit attributable to non-controlling interests ...................................		1,596	1,307	1,147

		US$	US$	US$

Basic earnings per ordinary share ........................................................	11	0.84	0.74	0.92
Diluted earnings per ordinary share .....................................................	11	0.84	0.74	0.91

The accompanying notes on pages 428 to 564 form an integral part of these financial statements1.

For footnote, see page 427.

Consolidated statement of comprehensive income for the year ended 31 December 2013

	2013	2012	2011
	US$m	US$m	US$m

Profit for the year ........................................................................................	17,800	15,334	17,944

Other comprehensive income/(expense)
Items that will be reclassified subsequently to profit or loss when specific conditions are met:
Available-for-sale investments2 .................................................................	(1,718)	5,070	674
- fair value gains/(losses) .....................................................................	(1,787)	6,396	1,279
- fair value gains transferred to the income statement on disposal .......	(1,277)	(1,872)	(820)
- amounts transferred to the income statement in respect of impairment losses ................................................................................................	286	1,002	583
- income taxes ....................................................................................	1,060	(456)	(368)

Cash flow hedges .......................................................................................	(128)	109	187
- fair value gains/(losses) .....................................................................	776	552	(581)
- fair value (gains)/losses transferred to the income statement .............	(894)	(423)	788
- income taxes ....................................................................................	(10)	(20)	(20)

Share of other comprehensive income/(expense) of associates and joint ventures ................................................................................................	(71)	533	(710)
- share for the year .............................................................................	(35)	311	(710)
- reclassified to income statement on disposal .....................................	(36)	222	-

Exchange differences ................................................................................	(1,444)	1,017	(2,865)
- foreign exchange gains reclassified to income statement on disposal of a foreign operation...............................................................................	(290)	(1,128)	-
- other exchange differences ...............................................................	(1,154)	2,145	(2,865)
Income tax attributable to exchange differences .......................................	72	-	165

Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit asset/liability........................................	(458)	(195)	1,009
- before income taxes ..........................................................................	(601)	(391)	1,267
- income taxes ....................................................................................	143	196	(258)

Other comprehensive income for the year, net of tax ..............................	(3,747)	6,534	(1,540)

Total comprehensive income for the year ................................................	14,053	21,868	16,404

Total comprehensive income for the year attributable to:
- shareholders of the parent company .................................................	12,644	20,455	15,366
- non-controlling interests ..................................................................	1,409	1,413	1,038

	14,053	21,868	16,404

The accompanying notes on pages 428 to 564 form an integral part of these financial statements1.

For footnotes, see page 427.

Consolidated balance sheet at 31 December 2013

		2013	2012
	Notes	US$m	US$m
Assets

Cash and balances at central banks ................................................................................		166,599	141,532
Items in the course of collection from other banks .......................................................		6,021	7,303
Hong Kong Government certificates of indebtedness ....................................................		25,220	22,743
Trading assets ...............................................................................................................	14	303,192	408,811
Financial assets designated at fair value .........................................................................	17	38,430	33,582
Derivatives ...................................................................................................................	18	282,265	357,450
Loans and advances to banks ........................................................................................		211,521	152,546
Loans and advances to customers ..................................................................................		1,080,304	997,623
Financial investments ...................................................................................................	19	425,925	421,101
Assets held for sale .......................................................................................................	25	4,050	19,269
Other assets ..................................................................................................................	25	50,939	54,716
Current tax assets .........................................................................................................		985	515
Prepayments and accrued income .................................................................................		11,006	9,502
Interests in associates and joint ventures .......................................................................	21	16,640	17,834
Goodwill and intangible assets .......................................................................................	22	29,918	29,853
Property, plant and equipment ......................................................................................	23	10,847	10,588
Deferred tax assets ........................................................................................................	9	7,456	7,570

Total assets ..................................................................................................................		2,671,318	2,692,538

Liabilities and equity

Liabilities
Hong Kong currency notes in circulation ......................................................................		25,220	22,742
Deposits by banks .........................................................................................................		129,212	107,429
Customer accounts ........................................................................................................		1,482,812	1,340,014
Items in the course of transmission to other banks .......................................................		6,910	7,138
Trading liabilities ..........................................................................................................	26	207,025	304,563
Financial liabilities designated at fair value ....................................................................	27	89,084	87,720
Derivatives ...................................................................................................................	18	274,284	358,886
Debt securities in issue ..................................................................................................	28	104,080	119,461
Liabilities of disposal groups held for sale ......................................................................	29	2,804	5,018
Other liabilities .............................................................................................................	29	30,421	33,862
Current tax liabilities ....................................................................................................		607	1,452
Liabilities under insurance contracts ..............................................................................	30	74,181	68,195
Accruals and deferred income ........................................................................................		16,185	13,184
Provisions ....................................................................................................................	31	5,217	5,252
Deferred tax liabilities ...................................................................................................	9	910	1,109
Retirement benefit liabilities .........................................................................................	7	2,931	3,905
Subordinated liabilities ...................................................................................................	32	28,976	29,479

Total liabilities .............................................................................................................		2,480,859	2,509,409

Equity
Called up share capital ..................................................................................................	38	9,415	9,238
Share premium account .................................................................................................		11,135	10,084
Other equity instruments ..............................................................................................		5,851	5,851
Other reserves ..............................................................................................................		26,742	29,722
Retained earnings ..........................................................................................................		128,728	120,347

Total shareholders' equity ............................................................................................		181,871	175,242
Non-controlling interests ..............................................................................................	37	8,588	7,887

Total equity ..................................................................................................................		190,459	183,129

Total equity and liabilities .............................................................................................		2,671,318	2,692,538

The accompanying notes on pages 428 to 564 form an integral part of these financial statements1.

For footnote, see page 427.

D J Flint, Group Chairman

Consolidated statement of cash flows for the year ended 31 December 2013

		2013	2012	2011
	Notes	US$m	US$m	US$m

Cash flows from operating activities
Profit before tax ................................................................................		22,565	20,649	21,872

Adjustments for:
- net gain from investing activities ...............................................		(1,458)	(2,094)	(1,196)
- share of profits in associates and joint ventures ..........................		(2,325)	(3,557)	(3,264)
- gain on disposal of associates, joint ventures, subsidiaries and businesses ...................................................................................		(1,173)	(7,024)	-
- other non-cash items included in profit before tax .....................	39	11,995	19,778	19,878
- change in operating assets ..........................................................	39	(148,899)	(116,521)	(7,412)
- change in operating liabilities .....................................................	39	164,757	89,070	44,012
- elimination of exchange differences3 ..........................................		4,479	(3,626)	10,840
- dividends received from associates ..............................................		694	489	304
- contributions paid to defined benefit plans .................................		(962)	(733)	(1,177)
- tax paid ......................................................................................		(4,696)	(5,587)	(4,095)

Net cash generated from/(used in) operating activities .......................		44,977	(9,156)	79,762

Cash flows from investing activities
Purchase of financial investments ......................................................		(363,979)	(342,974)	(319,008)
Proceeds from the sale and maturity of financial investments ............		342,539	329,926	311,702
Purchase of property, plant and equipment ........................................		(1,952)	(1,318)	(1,505)
Proceeds from the sale of property, plant and equipment ..................		441	241	300
Proceeds from the sale of loan portfolios ..........................................		6,518	-	-
Net purchase of intangible assets ........................................................		(834)	(1,008)	(1,571)
Net cash inflow from disposal of US branch network and US cards business .................................................................................		-	20,905	-
Net cash inflow/(outflow) from disposal of other subsidiaries and businesses .................................................................................		2,918	(863)	216
Net cash outflow from acquisition of or increase in stake of associates .......................................................................................................		(26)	(1,804)	(90)
Proceeds from disposal of Ping An ....................................................		7,413	1,954	-
Proceeds from disposal of other associates and joint ventures ............		377	594	25

Net cash generated from/(used in) investing activities ........................		(6,585)	5,653	(9,931)

Cash flows from financing activities
Issue of ordinary share capital ............................................................		297	594	96

Net sales/(purchases) of own shares for market-making and investment purposes ......................................................................		(32)	(25)	(225)
Net sales/(purchases) of own shares to meet share awards and share option awards .................................................................................		-	-	(136)
Subordinated loan capital issued ..........................................................		1,989	37	7
Subordinated loan capital repaid .........................................................		(1,662)	(1,754)	(3,777)
Net cash inflow/(outflow) from change in stake in subsidiaries ...........		-	(14)	104
Dividends paid to shareholders of the parent company ......................		(6,414)	(5,925)	(5,014)
Dividends paid to non-controlling interests ........................................		(586)	(572)	(568)
Dividends paid to holders of other equity instruments ........................		(573)	(573)	(573)

Net cash used in financing activities ...................................................		(6,981)	(8,232)	(10,086)

Net increase/(decrease) in cash and cash equivalents ...............		31,411	(11,735)	59,745

Cash and cash equivalents at 1 January ...............................................		315,308	325,449	274,076
Exchange differences in respect of cash and cash equivalents .............		(438)	1,594	(8,372)

Cash and cash equivalents at 31 December .........................................	39	346,281	315,308	325,449

The accompanying notes on pages 428 to 564 form an integral part of these financial statements1.

For footnotes, see page 427.

Consolidated statement of changes in equity for the year ended 31 December 2013

	2013
					Other reserves
	Called up share capital	Share premium4	Other equity instru- ments	Retained earnings 5,6	Available- for-sale fair value reserve	Cash flow hedging reserve7	Foreign exchange reserve	Merger reserve5,8	Total share- holders' equity	Non- controlling interests	Total equity
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m

At 1 January ...................................................................	9,238	10,084	5,851	120,347	1,649	13	752	27,308	175,242	7,887	183,129

Profit for the year ..........................................................	−	−	−	16,204	−	−	−	−	16,204	1,596	17,800
Other comprehensive income (net of tax) ......................	−	−	−	(561)	(1,577)	(128)	(1,294)	−	(3,560)	(187)	(3,747)
Available-for-sale investments ....................................	−	−	−	−	(1,577)	−	−	−	(1,577)	(141)	(1,718)
Cash flow hedges .........................................................	−	−	−	−	−	(128)	−	−	(128)	−	(128)
Remeasurement of defined benefit asset/liability .........	−	−	−	(490)	−	−	−	−	(490)	32	(458)
Share of other comprehensive income of associates and joint ventures .........................................................	−	−	−	(71)	−	−	−	−	(71)	−	(71)
Exchange differences ..................................................	−	−	−	−	−	−	(1,294)	−	(1,294)	(78)	(1,372)

Total comprehensive income for the year ......................	−	−	−	15,643	(1,577)	(128)	(1,294)	−	12,644	1,409	14,053

Shares issued under employee remuneration and share plans ..................................................................	60	1,168	−	(931)	−	−	−	−	297	−	297
Shares issued in lieu of dividends and amounts arising thereon4 .....................................................................	117	(117)	−	2,523	−	−	−	−	2,523	−	2,523
Dividends to shareholders9 ..............................................	−	−	−	(9,510)	−	−	−	−	(9,510)	(718)	(10,228)
Tax credit on distributions...............................................	−	−	−	42	−	−	−	−	42	−	42
Own shares adjustment ...................................................	−	−	−	(36)	−	−	−	−	(36)	−	(36)
Cost of share-based payment arrangements ....................	−	−	−	630	−	−	−	−	630	−	630
Income taxes on share-based payments ..........................	−	−	−	2	−	−	−	−	2	−	2
Other movements ..........................................................	−	−	−	18	25	(6)	−	−	37	19	56
Acquisition and disposal of subsidiaries ............................	−	−	−	−	−	−	−	−	−	(24)	(24)
Changes in ownership interests in subsidiaries that did not result in loss of control ...................................	−	−	−	−	−	−	−	−	−	15	15

At 31 December .............................................................	9,415	11,135	5,851	128,728	97	(121)	(542)	27,308	181,871	8,588	190,459

Consolidated statement of changes in equity for the year ended 31 December 2013 (continued)

	2012
					Other reserves
	Called up share capital	Share premium4	Other equity instru- ments	Retained earnings 5,6	Available- for-sale fair value reserve	Cash flow hedging reserve7	Foreign exchange reserve	Merger reserve5,8	Total share- holders' equity	Non- controlling interests	Total equity
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m

At 1 January ..............................................................	8,934	8,457	5,851	111,868	(3,361)	(95)	(237)	27,308	158,725	7,368	166,093

Profit for the year .....................................................	-	-	-	14,027	-	-	-	-	14,027	1,307	15,334
Other comprehensive income (net of tax) .................	-	-	-	321	5,010	108	989	-	6,428	106	6,534
Available-for-sale investments ..............................	-	-	-	-	5,010	-	-	-	5,010	60	5,070
Cash flow hedges ...................................................	-	-	-	-	-	108	-	-	108	1	109
Remeasurement of defined benefit asset/liability ....	-	-	-	(212)	-	-	-	-	(212)	17	(195)
Share of other comprehensive income of associates and joint ventures ....................................................				533					533		533
Exchange differences .............................................	-	-	-	-	-	-	989	-	989	28	1,017
		-
		-
Total comprehensive income for the year .................	-	-	-	14,348	5,010	108	989	-	20,455	1,413	21,868

Shares issued under employee remuneration and share plans .............................................................	119	1,812	-	(1,337)	-	-	-	-	594	-	594
Shares issued in lieu of dividends and amounts arising thereon4 ................................................................	185	(185)	-	2,429	-	-	-	-	2,429	-	2,429
Dividends to shareholders9 .........................................	-	-	-	(8,042)	-	-	-	-	(8,042)	(707)	(8,749)
Tax credit on distributions..........................................	-	-	-	32	-	-	-	-	32	-	32
Own shares adjustment ..............................................	-	-	-	2	-	-	-	-	2	-	2
Cost of share-based payment arrangements ...............	-	-	-	988	-	-	-	-	988	-	988
Income taxes on share-based payments .....................	-	-	-	42	-	-	-	-	42	-	42
Other movements .....................................................	-	-	-	(26)	-	-	-	-	(26)	(20)	(46)
Acquisition and disposal of subsidiaries .......................	-	-	-	-	-	-	-	-	-	(108)	(108)
Changes in ownership interests in subsidiaries that did not result in loss of control ..............................	-	-	-	43	-	-	-	-	43	(59)	(16)

At 31 December ........................................................	9,238	10,084	5,851	120,347	1,649	13	752	27,308	175,242	7,887	183,129

	2011
					Other reserves
	Called up share capital	Share premium4	Other equity instru- ments	Retained earnings 5,6	Available- for-sale fair value reserve	Cash flow hedging reserve7	Foreign exchange reserve	Merger reserve5,8	Total share- holders' equity	Non- controlling interests	Total equity
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m

At 1 January ....................................................	8,843	8,454	5,851	99,105	(4,077)	(285)	2,468	27,308	147,667	7,248	154,915

Profit for the year ...........................................	-	-	-	16,797	-	-	-	-	16,797	1,147	17,944
Other comprehensive income (net of tax) .......	-	-	-	368	716	190	(2,705)	-	(1,431)	(109)	(1,540)
Available-for-sale investments .....................	-	-	-	-	716	-	-	-	716	(42)	674
Cash flow hedges ..........................................	-	-	-	-	-	190	-	-	190	(3)	187
Remeasurement of defined benefit asset/liability ............................................	-	-	-	1,078	-	-	-	-	1,078	(69)	1,009
Share of other comprehensive income of associates and joint ventures ...........................................	-	-	-	(710)	-	-	-	-	(710)	-	(710)
Exchange differences ...................................	-	-	-	-	-		(2,705)	-	(2,705)	5	(2,700)

Total comprehensive income for the year .......	-	-	-	17,165	716	190	(2,705)	-	15,366	1,038	16,404

Shares issued under employee share plans .........	6	90	-	-	-	-	-	-	96	-	96
Shares issued in lieu of dividends and amounts arising thereon4 .......................................................	85	(87)	-	2,232	-	-	-	-	2,230	-	2,230
Dividends to shareholders9 ...............................	-	-	-	(7,501)	-	-	-	-	(7,501)	(815)	(8,316)
Tax credit on distributions................................	-	-	-	128	-	-	-	-	128		128
Own shares adjustment .....................................	-	-	-	(361)	-	-	-	-	(361)	-	(361)
Cost of share-based payment arrangements ......	-	-	-	1,154	-	-	-	-	1,154	-	1,154
Income taxes on share-based payments ............	-	-	-	21	-	-	-	-	21	-	21
Other movements ............................................	-	-	-	(75)	-	-	-	-	(75)	28	(47)
Acquisition and disposal of subsidiaries .............	-	-	-	-	-	-	-	-	-	(252)	(252)
Changes in ownership interests in subsidiaries that did not result in loss of control .....................	-	-	-	-	-	-	-	-	-	121	121

At 31 December ..............................................	8,934	8,457	5,851	111,868	(3,361)	(95)	(237)	27,308	158,725	7,368	166,093

The accompanying notes on pages 428 to 564 form an integral part of these financial statements1.

For footnotes, see page 427.

HSBC Holdings balance sheet at 31 December 2013

		2013	2012
	Notes	US$m	US$m

Assets

Cash at bank and in hand:
- balances with HSBC undertakings ...........................................................................		407	353
Derivatives ...................................................................................................................	18	2,789	3,768
Loans and advances to HSBC undertakings ....................................................................		53,344	41,675
Financial investments ...................................................................................................		1,210	1,208
Current tax assets .........................................................................................................		245	147
Prepayments and accrued income .................................................................................		130	82
Investments in subsidiaries ............................................................................................	24	92,695	92,234
Property, plant and equipment .....................................................................................		3	3
Deferred tax assets ........................................................................................................	9	13	14

Total assets ..................................................................................................................		150,836	139,484

Liabilities and equity

Liabilities
Amounts owed to HSBC undertakings ...........................................................................		11,685	12,856
Financial liabilities designated at fair value ....................................................................	27	21,027	23,195
Derivatives ...................................................................................................................	18	704	760
Debt securities in issue ..................................................................................................	28	2,791	2,691
Other liabilities .............................................................................................................	29	61	30
Current tax liabilities ....................................................................................................		48	-
Accruals and deferred income ........................................................................................		1,266	1,018
Subordinated liabilities ...................................................................................................	32	14,167	11,907

Total liabilities .............................................................................................................		51,749	52,457

Equity
Called up share capital ..................................................................................................	38	9,415	9,238
Share premium account .................................................................................................		11,135	10,084
Other equity instruments ..............................................................................................		5,828	5,828
Other reserves ..............................................................................................................		37,303	37,170
Retained earnings ..........................................................................................................		35,406	24,707

Total equity ..................................................................................................................		99,087	87,027

Total equity and liabilities .............................................................................................		150,836	139,484

The accompanying notes on pages 428 to 564 form an integral part of these financial statements1.

For footnote, see page 427.

D J Flint, Group Chairman

HSBC Holdings statement of cash flows for the year ended 31 December 2013

		2013	2012
	Notes	US$m	US$m
Cash flows from operating activities
Profit before tax ...........................................................................................................		17,725	8,679

Adjustments for:
- non-cash items included in profit before tax ...........................................................	39	74	535
- change in operating assets ......................................................................................	39	(10,795)	(4,011)
- change in operating liabilities .................................................................................	39	(1,061)	2,951
- tax received/(paid) .................................................................................................		156	(549)

Net cash generated from operating activities ................................................................		6,099	7,605

Cash flows from investing activities
Net cash outflow from acquisition of or increase in stake of subsidiaries ........................		(665)	(1,973)

Net cash used in investing activities ..............................................................................		(665)	(1,973)

Cash flows from financing activities
Issue of ordinary share capital .......................................................................................		1,192	1,905
Sales of own shares to meet share awards and share option awards .................................		44	178
Subordinated loan capital issued......................................................................................		1,989	-
Subordinated loan capital repaid ....................................................................................		(1,618)	(760)
Debt securities issued .....................................................................................................		-	2,000
Debt securities repaid ....................................................................................................		-	(2,420)
Dividends paid ..............................................................................................................		(6,414)	(5,925)
Dividends paid to holders of other equity instruments ...................................................		(573)	(573)

Net cash used in financing activities ..............................................................................		(5,380)	(5,595)

Net increase in cash and cash equivalents .............................................................		54	37

Cash and cash equivalents at 1 January ..........................................................................		353	316

Cash and cash equivalents at 31 December ....................................................................	39	407	353

The accompanying notes on pages 428 to 564 form an integral part of these financial statements1.

For footnote, see page 427.

HSBC Holdings statement of changes in equity for the year ended 31 December 2013

					Other reserves
	Called up share capital	Share premium4	Other equity instru- ments	Retained earnings10	Available- for-sale fair value reserve	Other paid-in capital11	Merger and other reserves8	Total share- holders' equity
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m

At 1 January 2013 ..........................	9,238	10,084	5,828	24,707	114	1,929	35,127	87,027

Profit for the year ..........................	-	-	-	17,882	-	-	-	17,882
Other comprehensive income (net of tax) .................................	-	-	-	-	10	-	-	10
Available-for-sale investments ........	-	-	-	-	2	-	-	2
Income tax .....................................	-	-	-	-	8	-	-	8

Total comprehensive income for the year ......................................	-	-	-	17,882	10	-	-	17,892
Shares issued under employee share plans ...........................................	60	1,168	-	(36)	-	-	-	1,192
Shares issued in lieu of dividends and amounts arising thereon4 ......	117	(117)	-	2,523	-	-	-	2,523
Dividends to shareholders9 ..............	-	-	-	(9,510)	-	-	-	(9,510)
Tax credit on distributions ..............	-	-	-	42	-	-	-	42
Own shares adjustment ....................	-	-	-	222	-	-	-	222
Exercise and lapse of share options .	-	-	-	(123)	-	123	-	-
Cost of share-based payment arrangements ..............................	-	-	-	49	-	-	-	49
Income taxes on share-based payments ....................................	-	-	-	-	-	-	-	-
Equity investments granted to employees of subsidiaries under employee share plans ..................	-	-	-	(350)	-	-	-	(350)

At 31 December 2013 ..................	9,415	11,135	5,828	35,406	124	2,052	35,127	99,087

At 1 January 2012 ..........................	8,934	8,457	5,828	22,115	12	1,710	35,127	82,183

Profit for the year ..........................	-	-	-	8,082	-	-	-	8,082
Other comprehensive income (net of tax) .................................	-	-	-	-	102	-	-	102
Available-for-sale investments ........	-	-	-	-	129	-	-	129
Income tax .....................................	-	-	-	-	(27)	-	-	(27)

Total comprehensive income for the year ......................................	-	-	-	8,082	102	-	-	8,184
Shares issued under employee share plans ...........................................	119	1,812	-	(26)	-	-	-	1,905
Shares issued in lieu of dividends and amounts arising thereon4 ......	185	(185)	-	2,429	-	-	-	2,429
Dividends to shareholders9 ..............	-	-	-	(8,042)	-	-	-	(8,042)
Tax credit on distributions ..............	-	-	-	32	-	-	-	32
Own shares adjustment ....................	-	-	-	379	-	-	-	379
Exercise and lapse of share options .	-	-	-	(219)	-	219	-	-
Cost of share-based payment arrangements ..............................	-	-	-	55	-	-	-	55
Income taxes on share-based payments ....................................	-	-	-	10	-	-	-	10
Equity investments granted to employees of subsidiaries under employee share plans ..................	-	-	-	(108)	-	-	-	(108)

At 31 December 2012 ....................	9,238	10,084	5,828	24,707	114	1,929	35,127	87,027

Dividends per ordinary share at 31 December 2013 were US$0.48 (2012: US$0.41; 2011: US$0.39).

The accompanying notes on pages 428 to 564 form an integral part of these financial statements1.

For footnotes, see page 427.

Footnotes to Financial Statements

1 The 'Critical accounting policies' on pages 72 to 76, the audited sections of 'Risk' on pages 134 to 297 and the audited sections of 'Capital' on pages 298 to 328 are also an integral part of these financial statements.

2 Available-for-sale investments include nil in respect of the investment in Ping An classified as 'Assets held for sale' (2012: US$737m).

3 Adjustment to bring changes between opening and closing balance sheet amounts to average rates. This is not done on a line-by-line basis, as details cannot be determined without unreasonable expense.

4 Share premium includes no deduction in respect of issuance costs incurred during the year (2012: nil; 2011: US$2m).

5 Cumulative goodwill amounting to US$5,138m has been charged against reserves in respect of acquisitions of subsidiaries prior to 1 January 1998, including US$3,469m charged against the merger reserve arising on the acquisition of HSBC Bank plc. The balance of US$1,669m has been charged against retained earnings.

6 Retained earnings include 85,997,271 (US$915m) of own shares held within HSBC's Insurance business, retirement funds for the benefit of policyholders or beneficiaries within employee trusts for the settlement of shares expected to be delivered under employee share schemes or bonus plans, and the market-making activities in Global Markets (2012: 86,394,826 (US$874m); 2011: 98,498,019 (US$1,320m)).

7 Amounts transferred to the income statement in respect of cash flow hedges include a gain of US$223m (2012: US$43m gain; 2011: US$104m gain) taken to 'Net interest income' and a gain of US$671m (2012: US$380m gain; 2011: US$893m loss) taken to 'Net trading income'.

8 Statutory share premium relief under Section 131 of the Companies Act 1985 (the 'Act') was taken in respect of the acquisition of HSBC Bank plc in 1992, HSBC France in 2000 and HSBC Finance Corporation in 2003 and the shares issued were recorded at their nominal value only. In HSBC's consolidated financial statements the fair value differences of US$8,290m in respect of HSBC France and US$12,768m in respect of HSBC Finance Corporation were recognised in the merger reserve. The merger reserve created on the acquisition of HSBC Finance Corporation subsequently became attached to HSBC Overseas Holdings (UK) Limited ('HOHU'), following a number of intra-group reorganisations. During 2009, pursuant to Section 131 of the Companies Act 1985, statutory share premium relief was taken in respect of the rights issue and US$15,796m was recognised in the merger reserve. The merger reserve includes the deduction of US$614m in respect of costs relating to the rights issue, of which US$149m was subsequently transferred to the income statement. Of this US$149m, US$121m was a loss arising from accounting for the agreement with the underwriters as a contingent forward contract. The merger reserve excludes the loss of US$344m on a forward foreign exchange contract associated with hedging the proceeds of the rights issue.

9 Including distributions paid on preference shares and capital securities classified as equity.
10 Retained earnings include 330,030 (US$5m) (2012: 3,903,901 (US$57m))of own shares held to fund employee share plans.
11 Other paid-in capital arises from the exercise and lapse of share options granted to employees of HSBC Holdings subsidiaries.

1 Basis of preparation

(a) Compliance with International Financial Reporting Standards

The consolidated financial statements of HSBC and the separate financial statements of HSBC Holdings have been prepared in accordance with International Financial Reporting Standards ('IFRSs') as issued by the International Accounting Standards Board ('IASB') and as endorsed by the EU. EU-endorsed IFRSs could differ from IFRSs as issued by the IASB if, at any point in time, new or amended IFRSs were not to be endorsed by the EU.

At 31 December 2013, there were no unendorsed standards effective for the year ended 31 December 2013 affecting these consolidated and separate financial statements, and there was no difference between IFRSs endorsed by the EU and IFRSs issued by the IASB in terms of their application to HSBC. Accordingly, HSBC's financial statements for the year ended 31 December 2013 are prepared in accordance with IFRSs as issued by the IASB.

IFRSs comprise accounting standards issued by the IASB and its predecessor body as well as interpretations issued by the IFRS Interpretations Committee ('IFRIC') and its predecessor body.

Standards adopted during the year ended 31 December 2013

On 1 January 2013, HSBC adopted the following significant new standards and amendments to standards. The financial effect of these new standards and amendments is insignificant to these consolidated financial statements:

• IFRS 10 'Consolidated Financial Statements', IFRS 11 'Joint Arrangements', IFRS 12 'Disclosure of Interests in Other Entities' and amendments to IFRS 10, IFRS 11 and IFRS 12 'Transition Guidance' are required to be applied retrospectively.

• Under IFRS 10, there is one approach for determining consolidation for all entities, based on the concepts of power, variability of returns and their linkage. This replaces the approach which applied to previous financial statements which emphasised legal control or exposure to risks and rewards, depending on the nature of the entity. HSBC controls and consequently consolidates an entity when it is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns by exercising its power over the entity.

In accordance with the transitional provisions of IFRS 10, we reviewed the population of investments in entities as at 1 January 2013 to determine whether entities previously consolidated or unconsolidated in accordance with IAS 27 'Consolidated and Separate Financial Statements' and SIC 12 'Consolidation - Special Purpose Entities' changed their consolidation status as a result of applying IFRS 10. The result of this review was that the effect of applying the requirements of IFRS 10 did not have a material effect on these consolidated financial statements. Therefore no restatements are necessary on application of IFRS 10.

IFRS 11 places more focus on the investors' rights and obligations than on the structure of the arrangement when determining the type of joint arrangement with which HSBC is involved, unlike the previous approach, and introduces the concept of a joint operation. The application of IFRS 11 'Joint Arrangements' did not have a material effect on these consolidated financial statements.

• IFRS 12 is a comprehensive standard on disclosure requirements for all forms of interests in other entities, including for unconsolidated structured entities. The disclosure requirements of IFRS 12 do not require comparative information to be provided for periods prior to initial application. New disclosures are provided in Note 42.

• IFRS 13 'Fair Value Measurement' establishes a single framework for measuring fair value and introduces new requirements for disclosure of fair value measurements. IFRS 13 is required to be applied prospectively from the beginning of the first annual period in which it is applied. The disclosure requirements of IFRS 13 do not require comparative information to be provided for periods prior to initial application. Disclosures are provided in Notes 15 and 16.

• Amendments to IFRS 7 'Disclosures - Offsetting Financial Assets and Financial Liabilities' requires disclosure of the effect or potential effects of netting arrangements on an entity's financial position. The amendment requires disclosure of recognised financial instruments that are subject to an enforceable master netting arrangement or similar agreement. The amendments have been applied retrospectively. Disclosures are provided in Note 34.

• The amendments to IAS 19 'Employee Benefits' ('IAS 19 revised') are required to be applied retrospectively. The main effect of IAS 19 revised for HSBC is that it replaces the interest cost on the plan liability and expected return on plan assets with a finance cost comprising the net interest on the net defined benefit liability or asset. This finance cost is determined by applying to the net defined benefit liability or asset the same discount rate used to measure the defined benefit obligation. The difference between the actual return on plan assets and the return included in the finance cost component reflected in the income statement is presented in other comprehensive income. The effect of this change is to increase or decrease the pension expense by the difference between the current expected return on plan assets and the return calculated by applying the relevant discount rate.

During 2013, HSBC adopted a number of interpretations and amendments to standards which had an insignificant effect on the consolidated financial statements of HSBC and the separate financial statements of HSBC Holdings.

(b) Differences between IFRSs and Hong Kong Financial Reporting Standards

There are no significant differences between IFRSs and Hong Kong Financial Reporting Standards in terms of their application to HSBC and consequently there would be no significant differences had the financial statements been prepared in accordance with Hong Kong Financial Reporting Standards. The Notes on the Financial Statements, taken together with the Report of the Directors, include the aggregate of all disclosures necessary to satisfy IFRSs and Hong Kong reporting requirements.

(c) Presentation of information

Disclosures under IFRS 4 'Insurance Contracts' and IFRS 7 'Financial Instruments: Disclosures' concerning the nature and extent of risks relating to insurance contracts and financial instruments have been included in the audited sections of the 'Report of the Directors: Risk' on pages 134 to 297.

Capital disclosures under IAS 1 'Presentation of Financial Statements' have been included in the audited sections of 'Report of the Directors: Capital' on pages 298 to 328.

Disclosures relating to HSBC's securitisation activities and structured products have been included in the audited section of 'Report of the Directors: Risk' on pages 134 to 297.

In accordance with HSBC's policy to provide disclosures that help investors and other stakeholders understand the Group's performance, financial position and changes thereto, the information provided in the Notes on the Financial Statements and the Report of the Directors goes beyond the minimum levels required by accounting standards, statutory and regulatory requirements and listing rules. In particular, HSBC provides additional disclosures having regard to the recommendations of the Enhanced Disclosures Task Force ('EDTF') report 'Enhancing the Risk Disclosures of Banks' issued in October 2012. The report aims to help financial institutions identify areas that investors had highlighted needed better and more transparent information about banks' risks, and how these risks relate to performance measurement and reporting. The recommendations for disclosure improvement focused on the principal risks faced by the banking industry, and included disclosures about risk governance, capital adequacy, liquidity, funding, credit risk, market risk and other risks. In addition, HSBC follows the British Bankers' Association Code for Financial Reporting Disclosure ('the BBA Code'). The BBA Code aims to increase the quality and comparability of UK banks' disclosures and sets out five disclosure principles together with supporting guidance. In line with the principles of the BBA Code, HSBC assesses good practice recommendations issued from time to time by relevant regulators and standard setters and will assess the applicability and relevance of such guidance, enhancing disclosures where appropriate.

In publishing the parent company financial statements here together with the Group financial statements, HSBC Holdings has taken advantage of the exemption in section 408(3) of the Companies Act 2006 not to present its individual income statement and related notes that form a part of these financial statements.

HSBC's consolidated financial statements are presented in US dollars which is also HSBC Holdings' functional currency. HSBC Holdings' functional currency is the US dollar because the US dollar and currencies linked to it are the most significant currencies relevant to the underlying transactions, events and conditions of its subsidiaries, as well as representing a significant proportion of its funds generated from financing activities. HSBC uses the US dollar as its presentation currency in its consolidated financial statements because the US dollar and currencies linked to it form the major currency bloc in which HSBC transacts and funds its business.

(d) Use of estimates and assumptions

The preparation of financial information requires the use of estimates and assumptions about future conditions. The use of available information and the application of judgement are inherent in the formation of estimates; actual results in the future may differ from estimates upon which financial information is prepared. Management believes that HSBC's critical accounting policies where judgement is necessarily applied are those which relate to impairment of loans and advances, goodwill impairment, the valuation of financial instruments, interests in associates, deferred tax assets and provisions for liabilities. See 'Critical accounting policies' on pages 72 to 76, which form an integral part of these financial statements.

Further information about key assumptions concerning the future, and other key sources of estimation uncertainty, are set out in the Notes on the Financial Statements.

(e) Consolidation

The consolidated financial statements of HSBC comprise the financial statements of HSBC Holdings and its subsidiaries made up to 31 December, with the exception of the banking and insurance subsidiaries of HSBC Bank Argentina, whose financial statements are made up to 30 June annually to comply with local regulations. Accordingly, HSBC uses their audited interim financial statements, drawn up to 31 December annually.

HSBC controls and consequently consolidates an entity when it is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. HSBC is considered to have power over an entity when it has existing rights that give it the current ability to direct the relevant activities. For HSBC to have power over an entity, it must have the practical ability to exercise those rights. In the rare situations where potential voting rights exist, these are taken into account if HSBC has the practical ability to exercise those rights.

Where voting rights are not relevant in deciding whether HSBC has power over an entity, the assessment of control is based on all facts and circumstances. Where it is not immediately clear where control rests, an analysis of the purpose and design of the entity, including determining which party has power over the activities which most affect its returns and whether there are any additional rights held that may confer such power, is undertaken.

When assessing whether to consolidate investment funds, HSBC reviews all facts and circumstances to determine whether HSBC, as fund manager, is acting as agent or principal. HSBC is deemed to be a principal, and hence controls and consolidates the funds, when it acts as fund manager and cannot be removed without cause, has variable returns through significant unit holdings and/or a guarantee, and is able to influence the returns of the funds by exercising its power.

The acquisition method of accounting is used when subsidiaries are acquired by HSBC. The cost of an acquisition is measured at the fair value of the consideration, including contingent consideration, given at the date of exchange. Acquisition-related costs are recognised as an expense in the income statement in the period in which they are incurred. The acquired identifiable assets, liabilities and contingent liabilities are generally measured at their fair values at the date of acquisition. Goodwill is measured as the excess of the aggregate of the consideration transferred, the amount of non-controlling interest and the fair value of HSBC's previously held equity interest, if any, over the net of the amounts of the identifiable assets acquired and the liabilities assumed. The amount of non-controlling interest is measured either at fair value or at the non-controlling interest's proportionate share of the acquiree's identifiable net assets. In a business combination achieved in stages, the previously held equity interest is remeasured at the acquisition-date fair value with the resulting gain or loss recognised in the income statement. In the event that the amount of net assets acquired is in excess of the aggregate of the consideration transferred, the amount of non-controlling interest and the fair value of HSBC's previously held equity interest, the difference is recognised immediately in the income statement.

Changes in a parent's ownership interest in a subsidiary that do not result in a loss of control are treated as transactions between equity holders and are reported in equity.

Entities that are controlled by HSBC are consolidated from the date HSBC gains control and cease to be consolidated on the date HSBC loses control of the entities.
HSBC performs a re-assessment of consolidation whenever there is a change in the facts and circumstances determining the control of entities.

All intra-HSBC transactions are eliminated on consolidation.

The consolidated financial statements of HSBC also include the attributable share of the results and reserves of joint ventures and associates. These are based on financial statements made up to 31 December, with the exception of the Bank of Communications, which is included on the basis of financial statements made up for the twelve months to 30 September. This is equity accounted three months in arrears in order to meet the requirements of the Group's reporting timetable. HSBC has taken into account the effect of any significant transactions or events that occurred in the period from 1 October to 31 December that would have a material effect on its results.

Disclosures of interests in unconsolidated structured entities provide information on involvement in these entities which exposes HSBC to variability of returns from the performance of the other entity. Involvement is considered on a case-by-case basis, taking into account the nature of the entity's activity. This could include holding debt and equity instruments, or the provision of structured derivatives, but excludes involvement that exist only because of typical customer supplier relationships, such as market-making transactions to facilitate secondary trading or senior lending in the normal course of business.

(f) Future accounting developments

In addition to the projects to complete financial instrument accounting, discussed below, the IASB is continuing to work on projects on insurance and lease accounting which could represent significant changes to accounting requirements in the future.

Amendments issued by the IASB and endorsed by the EU

In December 2011, the IASB issued amendments to IAS 32 'Offsetting Financial Assets and Financial Liabilities' which clarified the requirements for offsetting financial instruments and addressed inconsistencies in current practice when applying the offsetting criteria in IAS 32 'Financial Instruments: Presentation'. The amendments are effective for annual periods beginning on or after 1 January 2014 with early adoption permitted and are required to be applied retrospectively.

We do not expect the amendments to IAS 32 to have a material effect on HSBC's financial statements.

Standards and amendments issued by the IASB but not endorsed by the EU

During 2012 and 2013, the IASB issued various amendments to IFRS that are effective from 1 January 2014 and which are expected to have an insignificant effect on the consolidated financial statements of HSBC.

In November 2009, the IASB issued IFRS 9 'Financial Instruments' which introduced new requirements for the classification and measurement of financial assets. In October 2010, the IASB issued an amendment to IFRS 9 incorporating requirements for financial liabilities. Together, these changes represent the first phase in the IASB's planned replacement of IAS 39 'Financial Instruments: Recognition and Measurement.' IFRS 9 classification and measurement requirements are to be applied retrospectively but prior periods need not be restated.

In November 2012, the IASB issued proposed amendments to IFRS 9 in respect of classification and measurement. Since the final requirements for classification and measurement are uncertain, it remains impracticable to quantify the effect of IFRS 9 as at the date of the publication of these financial statements.

The second phase in the IASB's project to replace IAS 39 will address the impairment of financial assets. It is proposed to replace the 'incurred loss' approach to the impairment of financial assets carried at amortised cost in IAS 39 with an expected credit loss approach, and require that the expected credit loss approach be applied to other categories of financial instrument, including loan commitments and financial guarantees. The final requirements for impairment of financial assets are expected to be published in 2014.

The third phase of the project addresses general hedge accounting. Macro hedging is not included in the IFRS 9 project and will be considered separately. In November 2013, the IASB issued amendments to IFRS 9 in respect of the general hedge accounting requirements, transition and effective date. As a result of these amendments, it is confirmed that all phases of IFRS 9 (except for changes to the presentation of gains and losses for certain liabilities measured at fair value) must be applied from the same effective date. The IASB has tentatively decided that the effective date is 1 January 2018. The revised hedge accounting requirements are applied prospectively and HSBC is currently assessing the impact they may have on the financial statements.

2 Summary of significant accounting policies

(a) Interest income and expense

Interest income and expense for all financial instruments except for those classified as held for trading or designated at fair value (except for debt securities issued by HSBC and derivatives managed in conjunction with those debt securities) are recognised in 'Interest income' and 'Interest expense' in the income statement using the effective interest method. The effective interest method is a way of calculating the amortised cost of a financial asset or a financial liability (or groups of financial assets or financial liabilities) and of allocating the interest income or interest expense over the relevant period.

The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial instrument or, where appropriate, a shorter period, to the net carrying amount of the financial asset or financial liability. When calculating the effective interest rate, HSBC estimates cash flows considering all contractual terms of the financial instrument but excluding future credit losses. The calculation includes all amounts paid or received by HSBC that are an integral part of the effective interest rate of a financial instrument, including transaction costs and all other premiums or discounts.

Interest on impaired financial assets is recognised using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss.

(b) Non-interest income

Fee income is earned from a diverse range of services provided by HSBC to its customers. Fee income is accounted for as follows:

- income earned on the execution of a significant act is recognised as revenue when the act is completed (for example, fees arising from negotiating, or participating in the negotiation of, a transaction for a third party, such as an arrangement for the acquisition of shares or other securities);

- income earned from the provision of services is recognised as revenue as the services are provided (for example, asset management, portfolio and other management advisory and service fees); and

- income which forms an integral part of the effective interest rate of a financial instrument is recognised as an adjustment to the effective interest rate (for example, certain loan commitment fees) and recorded in 'Interest income'.

Net trading income comprises all gains and losses from changes in the fair value of financial assets and financial liabilities held for trading, together with the related interest income, expense and dividends.

Net income/(expense) from financial instruments designated at fair value includes:

- all gains and losses from changes in the fair value of financial assets and financial liabilities designated at fair value through profit or loss, including liabilities under investment contracts;
- all gains and losses from changes in the fair value of derivatives that are managed in conjunction with financial assets and liabilities designated at fair value through profit or loss; and
- interest income, interest expense and dividend income in respect of:
     - financial assets and financial liabilities designated at fair value through profit or loss; and
     - derivatives managed in conjunction with the above,

except for interest arising from debt securities issued by HSBC and derivatives managed in conjunction with those debt securities, which is recognised in 'Interest expense'. (Note 2a).

Dividend income is recognised when the right to receive payment is established. This is the ex-dividend date for listed equity securities, and usually the date when shareholders have approved the dividend for unlisted equity securities.

(c) Operating segments

HSBC has a matrix management structure. HSBC's chief operating decision-maker regularly reviews operating activity on a number of bases, including by geographical region and by global business. HSBC considers that geographical operating segments represent the most appropriate information for the users of the financial statements to best evaluate the nature and financial effects of the business activities in which HSBC engages, and the economic environments in which it operates. This reflects the importance of geographic factors on business strategy and performance, the allocation of capital resources, and the role of geographical regional management in executing strategy. As a result, HSBC's operating segments are considered to be geographical regions.

Measurement of segmental assets, liabilities, income and expenses is in accordance with the Group's accounting policies. Segmental income and expenses include transfers between segments and these transfers are conducted on arm's length terms and conditions. Shared costs are included in segments on the basis of the actual recharges made. The expense of the UK bank levy is included in the Europe geographical region as HSBC regards the levy as a cost of carrying on a business and being headquartered in the UK.

(d) Valuation of financial instruments

All financial instruments are recognised initially at fair value. In the normal course of business, the fair value of a financial instrument on initial recognition is the transaction price (that is, the fair value of the consideration given or received). In certain circumstances, however, the fair value will be based on other observable current market transactions in the same instrument, without modification or repackaging, or on a valuation technique whose variables include only data from observable markets, such as interest rate yield curves, option volatilities and currency rates. When such evidence exists, HSBC recognises a trading gain or loss on inception of the financial instrument, being the difference between the transaction price and the fair value. When unobservable market data have a significant impact on the valuation of financial instruments, the entire initial difference in fair value from the transaction price as indicated by the valuation model is not recognised immediately in the income statement. Instead, it is recognised over the life of the transaction on an appropriate basis, when the inputs become observable, the transaction matures or is closed out, or when HSBC enters into an offsetting transaction.

The fair value of financial instruments is generally measured by the individual financial instrument. However, in cases where HSBC manages a group of financial assets and financial liabilities according to its net exposure to either market risks or credit risk, HSBC measures the fair value of the group of financial instruments on a net basis, but presents the underlying financial assets and liabilities separately in the financial statements, unless they satisfy the IFRS offsetting criteria as described on page 74.

Subsequent to initial recognition, the fair values of financial instruments measured at fair value are measured in accordance with HSBC's valuation methodologies, which are described in Notes 15 and 16.

(e) Cash and cash equivalents

For the purpose of the statement of cash flows, cash and cash equivalents include highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value. Such investments are normally those with less than three months' maturity from the date of acquisition. Cash and cash equivalents include cash and balances at central banks, treasury bills and other eligible bills, loans and advances to banks, items in the course of collection from or in transmission to other banks, and certificates of deposit.

(f) Loans and advances to banks and customers

Loans and advances to banks and customers include loans and advances originated by HSBC which are not classified as held for trading or designated at fair value. Loans and advances are recognised when cash is advanced to a borrower. They are derecognised when either the borrower repays its obligations, or the loans are sold or written off, or substantially all the risks and rewards of ownership are transferred. They are initially recorded at fair value plus any directly attributable transaction costs and are subsequently measured at amortised cost using the effective interest method, less any reduction from impairment or uncollectibility. Where exposures are hedged by derivatives designated and qualifying as fair value hedges, the carrying value of the loans and advances so hedged includes a fair value adjustment relating only to the hedged risk.

Loans and advances are reclassified to 'Assets held for sale' when their carrying amounts are to be recovered principally through sale, they are available for sale in their present condition and their sale is highly probable (Note 2ab); however, such loans and advances continue to be measured in accordance with the policy described above.

HSBC may commit to underwrite loans on fixed contractual terms for specified periods of time, where the drawdown of the loan is contingent upon certain future events outside the control of HSBC. Where the loan arising from the lending commitment is expected to be held for trading, the commitment to lend is recorded as a derivative and measured at fair value through profit or loss. On drawdown, the loan is classified as held for trading and measured at fair value through profit or loss. Where it is not HSBC's intention to trade but hold the loan, a provision on the loan commitment is only recorded where it is probable that HSBC will incur a loss. This may occur, for example, where a loss of principal is probable or the interest rate charged on the loan is lower than the cost of funding. On inception of the loan, the loan to be held is recorded at its fair value and subsequently measured at amortised cost using the effective interest method. For certain transactions, such as leveraged finance and syndicated lending activities, the cash advanced is not necessarily the best evidence of the fair value of the loan. For these loans, where the initial fair value is lower than the cash amount advanced (for example, due to the rate of interest charged on the loan being below the market rate of interest), the write-down is charged to the income statement. The write-down will be recovered over the life of the loan, through the recognition of interest income using the effective interest method, unless the loan becomes impaired. The write-down is recorded as a reduction to other operating income.

(g) Impairment of loans and advances

Losses for impaired loans are recognised promptly when there is objective evidence that impairment of a loan or portfolio of loans has occurred. Impairment allowances are calculated on individual loans and on groups of loans assessed collectively. Impairment losses are recorded as charges to the income statement. The carrying amount of impaired loans on the balance sheet is reduced through the use of impairment allowance accounts. Losses which may arise from future events are not recognised.

Individually assessed loans and advances

The factors considered in determining whether a loan is individually significant for the purposes of assessing impairment include:

- the size of the loan;
- the number of loans in the portfolio; and
- the importance of the individual loan relationship, and how this is managed.

Loans that meet the above criteria will be individually assessed for impairment, except when volumes of defaults and losses are sufficient to justify treatment under a collective assessment methodology.

Loans considered as individually significant are typically to corporate and commercial customers and are for larger amounts, which are managed on an individual relationship basis. Retail lending portfolios are generally assessed for impairment on a collective basis as the portfolios generally consist of large pools of homogeneous loans.

For all loans that are considered individually significant, HSBC assesses on a case-by-case basis at each balance sheet date whether there is any objective evidence that a loan is impaired. The criteria used by HSBC to determine that there is such objective evidence include:

- known cash flow difficulties experienced by the borrower;
- contractual payments of either principal or interest being past due for more than 90 days;
- the probability that the borrower will enter bankruptcy or other financial realisation;

- a concession granted to the borrower for economic or legal reasons relating to the borrower's financial difficulty that results in forgiveness or postponement of principal, interest or fees, where the concession is not insignificant; and

- there has been deterioration in the financial condition or outlook of the borrower such that its ability to repay is considered doubtful.

For those loans where objective evidence of impairment exists, impairment losses are determined considering the following factors:

- HSBC's aggregate exposure to the customer;
- the viability of the customer's business model and their capacity to trade successfully out of financial difficulties and generate sufficient cash flow to service debt obligations;
- the amount and timing of expected receipts and recoveries;
- the likely dividend available on liquidation or bankruptcy;
- the extent of other creditors' commitments ranking ahead of, or pari passu with, HSBC and the likelihood of other creditors continuing to support the company;
- the complexity of determining the aggregate amount and ranking of all creditor claims and the extent to which legal and insurance uncertainties are evident;
- the realisable value of security (or other credit mitigants) and likelihood of successful repossession;
- the likely deduction of any costs involved in recovery of amounts outstanding;
- the ability of the borrower to obtain, and make payments in, the currency of the loan if not denominated in local currency; and
- when available, the secondary market price of the debt.

The realisable value of security is determined based on the current market value when the impairment assessment is performed. The value is not adjusted for expected future changes in market prices; however, adjustments are made to reflect local conditions such as forced sale discounts.

Impairment losses are calculated by discounting the expected future cash flows of a loan, which includes expected future receipts of contractual interest, at the loan's original effective interest rate and comparing the resultant present value with the loan's current carrying amount. The impairment allowances on individually significant accounts are reviewed at least quarterly and more regularly when circumstances require. This normally encompasses re-assessment of the enforceability of any collateral held and the timing and amount of actual and anticipated receipts. Individually assessed impairment allowances are only released when there is reasonable and objective evidence of a reduction in the established loss estimate.

Collectively assessed loans and advances

Impairment is assessed on a collective basis in two circumstances:

- to cover losses which have been incurred but have not yet been identified on loans subject to individual assessment; and

- for homogeneous groups of loans that are not considered individually significant.

Incurred but not yet identified impairment

Individually assessed loans for which no evidence of impairment has been specifically identified on an individual basis are grouped together according to their credit risk characteristics for the purpose of calculating an estimated collective impairment. These credit risk characteristics may include country of origination, type of business involved, type of products offered, security obtained or other relevant factors. This reflects impairment losses that HSBC has incurred as a result of events occurring before the balance sheet date, which HSBC is not able to identify on an individual loan basis, and that can be reliably estimated. These losses will only be individually identified in the future. As soon as information becomes available which identifies losses on individual loans within the group, those loans are removed from the group and assessed on an individual basis for impairment.

The collective impairment allowance is determined after taking into account:

- historical loss experience in portfolios of similar credit risk characteristics (for example, by industry sector, loan grade or product);

- the estimated period between impairment occurring and the loss being identified and evidenced by the establishment of an appropriate allowance against the individual loan; and

- management's experienced judgement as to whether current economic and credit conditions are such that the actual level of inherent losses at the balance sheet date is likely to be greater or less than that suggested by historical experience.

The period between a loss occurring and its identification is estimated by local management for each identified portfolio. The factors that may influence this estimation include economic and market conditions, customer behaviour, portfolio management information, credit management techniques and collection and recovery experiences in the market. As it is assessed empirically on a periodic basis the estimated period between a loss occurring and its identification may vary over time as these factors change.

Homogeneousgroups of loans and advances

Statistical methods are used to determine impairment losses on a collective basis for homogeneous groups of loans that are not considered individually significant, because individual loan assessment is impracticable. Losses in these groups of loans are recorded on an individual basis when individual loans are written off, at which point they are removed from the group. The methods that are used to calculate allowances on a collective basis are as follows:

− When appropriate empirical information is available, HSBC utilises roll-rate methodology. This methodology employs statistical analyses of historical data and experience of delinquency and default to estimate the amount of loans that will eventually be written off as a result of the events occurring before the balance sheet date which HSBC is not able to identify on an individual loan basis, and that can be reliably estimated. Under this methodology, loans are grouped into ranges according to the number of days past due and statistical analysis is used to estimate the likelihood that loans in each range will progress through the various stages of delinquency, and ultimately prove irrecoverable. In addition to the delinquency groupings, loans are segmented according to their credit characteristics as described above. In applying this methodology, adjustments are made to estimate the periods of time between a loss event occurring and its discovery, for example through a missed payment, (known as the emergence period) and the period of time between discovery and write-off (known as the outcome period). Current economic conditions are also evaluated when calculating the appropriate level of allowance required to cover inherent loss. The estimated loss is the difference between the present value of expected future cash flows, discounted at the original effective interest rate of the portfolio, and the carrying amount of the portfolio. In certain highly developed markets, sophisticated models also take into account behavioural and account management trends as revealed in, for example, bankruptcy and rescheduling statistics.

− When the portfolio size is small or when information is insufficient or not reliable enough to adopt a roll-rate methodology, HSBC adopts a basic formulaic approach based on historical loss rate experience, or a discounted cash flow model. Where a basic formulaic approach is undertaken, the period between a loss occurring and its identification is explicitly estimated by local management, and is typically between six and twelve months.

The inherent loss within each portfolio is assessed on the basis of statistical models using historical data observations, which are updated periodically to reflect recent portfolio and economic trends. When the most recent trends arising from changes in economic, regulatory or behavioural conditions are not fully reflected in the statistical models, they are taken into account by adjusting the impairment allowances derived from the statistical models to reflect these changes as at the balance sheet date.

These additional portfolio risk factors may include recent loan portfolio growth and product mix, unemployment rates, bankruptcy trends, geographic concentrations, loan product features (such as the ability of borrowers to repay adjustable-rate loans where reset interest rates give rise to increases in interest charges), economic conditions such as national and local trends in housing markets and interest rates, portfolio seasoning, account management policies and practices, current levels of write-offs, changes in laws and regulations and other factors which can affect customer payment patterns on outstanding loans, such as natural disasters. These risk factors, where relevant, are taken into account when calculating the appropriate level of impairment allowances by adjusting the impairment allowances derived solely from historical loss experience.

Roll rates, loss rates and the expected timing of future recoveries are regularly benchmarked against actual outcomes to ensure they remain appropriate.

Write-off of loans and advances

Loans (and the related impairment allowance accounts) are normally written off, either partially or in full, when there is no realistic prospect of recovery. Where loans are secured, this is generally after receipt of any proceeds from the realisation of security. In circumstances where the net realisable value of any collateral has been determined and there is no reasonable expectation of further recovery, write-off may be earlier.

Reversals of impairment

If the amount of an impairment loss decreases in a subsequent period, and the decrease can be related objectively to an event occurring after the impairment was recognised, the excess is written back by reducing the loan impairment allowance account accordingly. The write-back is recognised in the income statement.

Assets acquired in exchange for loans

Non-financial assets acquired in exchange for loans as part of an orderly realisation are recorded as assets held for sale and reported in 'Other assets' if the carrying amounts of the assets are recovered principally through sale, the assets are available for sale in their present condition and their sale is highly probable. The asset acquired is recorded at the lower of its fair value less costs to sell and the carrying amount of the loan (net of impairment allowance) at the date of exchange. No depreciation is charged in respect of assets held for sale. Any subsequent write-down of the acquired asset to fair value less costs to sell is recognised in the income statement, in 'Other operating income'. Any subsequent increase in the fair value less costs to sell, to the extent this does not exceed the cumulative write-down, is also recognised in 'Other operating income', together with any realised gains or losses on disposal.

Renegotiated loans

Loans subject to collective impairment assessment whose terms have been renegotiated are no longer considered past due, but are treated as up to date loans for measurement purposes once a minimum number of payments required have been received. Loans subject to collective impairment assessment whose terms have been renegotiated are segregated from other parts of the loan portfolio for the purposes of collective impairment assessment, to reflect their risk profile. Loans subject to individual impairment assessment, whose terms have been renegotiated, are subject to ongoing review to determine whether they remain impaired. The carrying amounts of loans that have been classified as renegotiated retain this classification until maturity or derecognition.

A loan that is renegotiated is derecognised if the existing agreement is cancelled and a new agreement made on substantially different terms, or if the terms of an existing agreement are modified, such that the renegotiated loan is substantially a different financial instrument.

(h) Trading assets and trading liabilities

Treasury bills, debt securities, equity securities, loans, deposits, debt securities in issue, and short positions in securities are classified as held for trading if they have been acquired or incurred principally for the purpose of selling or repurchasing in the near term, or they form part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent pattern of short-term profit-taking. These financial assets or financial liabilities are recognised on trade date, when HSBC enters into contractual arrangements with counterparties to purchase or sell the financial instruments, and are normally derecognised when either sold (assets) or extinguished (liabilities). Measurement is initially at fair value, with transaction costs taken to the income statement. Subsequently, the fair values are remeasured, and gains and losses from changes therein are recognised in the income statement in 'Net trading income'.

(i) Financial instruments designated at fair value

Financial instruments, other than those held for trading, are classified in this category if they meet one or more of the criteria set out below, and are so designated by management. HSBC may designate financial instruments at fair value when the designation:

- eliminates or significantly reduces measurement or recognition inconsistencies that would otherwise arise from measuring financial assets or financial liabilities, or recognising gains and losses on them, on different bases. Under this criterion, the main classes of financial instruments designated by HSBC are:

Long-term debt issues. The interest payable on certain fixed rate long-term debt securities issued has been matched with the interest on 'receive fixed/pay variable' interest rate swaps as part of a documented interest rate risk management strategy. An accounting mismatch would arise if the debt securities issued were accounted for at amortised cost, because the related derivatives are measured at fair value with changes in the fair value recognised in the income statement. By designating the long-term debt at fair value, the movement in the fair value of the long-term debt will also be recognised in the income statement.

Financial assets and financial liabilities under unit-linked insurance and unit-linked investment contracts. Liabilities to customers under linked contracts are determined based on the fair value of the assets held in the linked funds, with changes recognised in the income statement. If no designation was made for the assets relating to the customer liabilities they would be classified as available for sale and the changes in fair value would be recorded in other comprehensive income. These financial instruments are managed on a fair value basis and management information is also prepared on this basis. Designation at fair value of the financial assets and liabilities under investment contracts allows the changes in fair values to be recorded in the income statement and presented in the same line;

- applies to groups of financial assets, financial liabilities or combinations thereof that are managed, and their performance evaluated, on a fair value basis in accordance with a documented risk management or investment strategy, and where information about the groups of financial instruments is reported to management on that basis. Under this criterion, certain financial assets held to meet liabilities under non-linked insurance contracts are the main class of financial instrument so designated. HSBC has documented risk management and investment strategies designed to manage such assets at fair value, taking into consideration the relationship of assets to liabilities in a way that mitigates market risks. Reports are provided to management on the fair value of the assets. Fair value measurement is also consistent with the regulatory reporting requirements under the appropriate regulations for these insurance operations; and

- relates to financial instruments containing one or more embedded derivatives that significantly modify the cash flows resulting from those financial instruments, including certain debt issues and debt securities held.

The fair value designation, once made, is irrevocable. Designated financial assets and financial liabilities are recognised when HSBC enters into the contractual provisions of the arrangements with counterparties, which is generally on trade date, and are normally derecognised when either sold (assets) or extinguished (liabilities). Measurement is initially at fair value, with transaction costs taken to the income statement. Subsequently, the fair values are remeasured, and gains and losses from changes therein are recognised in the income statement in 'Net income from financial instruments designated at fair value'.

(j) Financial investments

Treasury bills, debt securities and equity securities intended to be held on a continuing basis, other than those designated at fair value, are classified as available for sale or held to maturity. Financial investments are recognised on trade date when HSBC enters into contractual arrangements with counterparties to purchase securities, and are normally derecognised when either the securities are sold or the borrowers repay their obligations.

(i) Available-for-sale financial assets are initially measured at fair value plus direct and incremental transaction costs. They are subsequently remeasured at fair value, and changes therein are recognised in other comprehensive income in 'Available-for-sale investments - fair value gains/(losses)' until the financial assets are either sold or become impaired. When available-for-sale financial assets are sold, cumulative gains or losses previously recognised in other comprehensive income are recognised in the income statement as 'Gains less losses from financial investments'.

Interest income is recognised on available-for-sale debt securities using the effective interest rate, calculated over the asset's expected life. Premiums and/or discounts arising on the purchase of dated investment securities are included in the calculation of their effective interest rates. Dividends are recognised in the income statement when the right to receive payment has been established.

At each balance sheet date an assessment is made of whether there is any objective evidence of impairment in the value of a financial asset. Impairment losses are recognised if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the financial asset (a 'loss event') and that loss event (or events) has an impact on the estimated future cash flows of the financial asset that can be reliably estimated.

If the available-for-sale financial asset is impaired, the difference between the financial asset's acquisition cost (net of any principal repayments and amortisation) and the current fair value, less any previous impairment loss recognised in the income statement, is removed from other comprehensive income and recognised in the income statement.

Impairment losses for available-for-sale debt securities are recognised within 'Loan impairment charges and other credit risk provisions' in the income statement and impairment losses for available-for-sale equity securities are recognised within 'Gains less losses from financial investments' in the income statement. The impairment methodologies for available-for-sale financial assets are set out in more detail below.

- Available-for-sale debt securities. When assessing available-for-sale debt securities for objective evidence of impairment at the reporting date, HSBC considers all available evidence, including observable data or information about events specifically relating to the securities which may result in a shortfall in recovery of future cash flows. These events may include a significant financial difficulty of the issuer, a breach of contract such as a default, bankruptcy or other financial reorganisation, or the disappearance of an active market for the debt security because of financial difficulties relating to the issuer.

These types of specific event and other factors such as information about the issuers' liquidity, business and financial risk exposures, levels of and trends in default for similar financial assets, national and local economic trends and conditions, and the fair value of collateral and guarantees may be considered individually, or in combination, to determine if there is objective evidence of impairment of a debt security.

In addition, when assessing available-for-sale asset-backed securities ('ABS's) for objective evidence of impairment, HSBC considers the performance of underlying collateral and the extent and depth of market price declines. Changes in credit ratings are considered but a downgrade of a security's credit rating is not, of itself, evidence of impairment. The primary indicators of potential impairment are considered to be adverse fair value movements and the disappearance of an active market for a security. ABS impairment methodologies are described in more detail in 'Impairment methodologies' on page 275.

- Available-for-sale equity securities. Objective evidence of impairment for available-for sale equity securities may include specific information about the issuer as detailed above, but may also include information about significant changes in technology, markets, economics or the law that provides evidence that the cost of the equity securities may not be recovered.

A significant or prolonged decline in the fair value of the asset below its cost is also objective evidence of impairment. In assessing whether it is significant, the decline in fair value is evaluated against the original cost of the asset at initial recognition. In assessing whether it is prolonged, the decline is evaluated against the period in which the fair value of the asset has been below its original cost at initial recognition.

Once an impairment loss has been recognised on an available-for-sale financial asset, the subsequent accounting treatment for changes in the fair value of that asset differs depending on the nature of the available-for-sale financial asset concerned:

- for an available-for-sale debt security, a subsequent decline in the fair value of the instrument is recognised in the income statement when there is further objective evidence of impairment as a result of further decreases in the estimated future cash flows of the financial asset. Where there is no further objective evidence of impairment, the decline in the fair value of the financial asset is recognised in other comprehensive income. If the fair value of a debt security increases in a subsequent period, and the increase can be objectively related to an event occurring after the impairment loss was recognised in the income statement, the impairment loss is reversed through the income statement. If there is no longer objective evidence that the debt security is impaired, the impairment loss is also reversed through the income statement;

- for an available-for-sale equity security, all subsequent increases in the fair value of the instrument are treated as a revaluation and are recognised in other comprehensive income. Impairment losses recognised on the equity security are not reversed through the income statement. Subsequent decreases in the fair value of the available-for-sale equity security are recognised in the income statement, to the extent that further cumulative impairment losses have been incurred in relation to the acquisition cost of the equity security.

(ii) Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that HSBC positively intends, and is able, to hold to maturity. Held-to-maturity investments are initially recorded at fair value plus any directly attributable transaction costs, and are subsequently measured at amortised cost using the effective interest rate method, less any impairment losses.

(k) Sale and repurchase agreements (including stock lending and borrowing)

When securities are sold subject to a commitment to repurchase them at a predetermined price ('repos'), they remain on the balance sheet and a liability is recorded in respect of the consideration received. Securities purchased under commitments to sell ('reverse repos') are not recognised on the balance sheet and the consideration paid is recorded in 'Loans and advances to banks', 'Loans and advances to customers' or 'Trading assets' as appropriate. The difference between the sale and repurchase price is treated as interest and recognised in net interest income over the life of the agreement for loans and advances to banks and customers. For trading assets, the interest and other fair value movements on the instrument are shown in net trading income.

Securities lending and borrowing transactions are generally secured, with collateral taking the form of securities or cash advanced or received. The transfer of securities to counterparties under these agreements is not normally reflected on the balance sheet. Cash collateral advanced or received is recorded as an asset or a liability respectively.

Securities borrowed are not recognised on the balance sheet. If they are sold on to third parties, an obligation to return the securities is recorded as a trading liability and measured at fair value, and any gains or losses are included in 'Net trading income'.

(l) Derivatives and hedge accounting

Derivatives are recognised initially, and are subsequently remeasured, at fair value. Fair values of exchange-traded derivatives are obtained from quoted market prices. Fair values of over-the-counter derivatives are obtained using valuation techniques, including discounted cash flow models and option pricing models.

Derivatives may be embedded in other financial instruments, for example, a convertible bond with an embedded conversion option. Embedded derivatives are treated as separate derivatives when their economic characteristics and risks are not clearly and closely related to those of the host contract; the terms of the embedded derivative would meet the definition of a stand-alone derivative if they were contained in a separate contract; and the combined contract is not held for trading or designated at fair value. These embedded derivatives are measured at fair value with changes therein recognised in the income statement.

Derivatives are classified as assets when their fair value is positive, or as liabilities when their fair value is negative. Derivative assets and liabilities arising from different transactions are only offset if the transactions are with the same counterparty, a legal right of offset exists, and the parties intend to settle the cash flows on a net basis.

The method of recognising fair value gains and losses depends on whether derivatives are held for trading or are designated as hedging instruments, and if the latter, the nature of the risks being hedged. All gains and losses from changes in the fair value of derivatives held for trading are recognised in the income statement. When derivatives are designated as hedges, HSBC classifies them as either: (i) hedges of the change in fair value of recognised assets or liabilities or firm commitments ('fair value hedges'); (ii) hedges of the variability in highly probable future cash flows attributable to a recognised asset or liability, or a forecast transaction ('cash flow hedges'); or (iii) a hedge of a net investment in a foreign operation ('net investment hedges'). Hedge accounting is applied to derivatives designated as hedging instruments in a fair value, cash flow or net investment hedge provided certain criteria are met.

Hedge accounting

At the inception of a hedging relationship, HSBC documents the relationship between the hedging instruments and the hedged items, its risk management objective and its strategy for undertaking the hedge. HSBC also requires a documented assessment, both at hedge inception and on an ongoing basis, of whether or not the hedging instruments, primarily derivatives, that are used in hedging transactions are highly effective in offsetting the changes attributable to the hedged risks in the fair values or cash flows of the hedged items. Interest on designated qualifying hedges is included in 'Net interest income'.

Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedging instruments are recorded in the income statement, along with changes in the fair value of the hedged assets, liabilities or group thereof that are attributable to the hedged risk.

If a hedging relationship no longer meets the criteria for hedge accounting, the cumulative adjustment to the carrying amount of the hedged item is amortised to the income statement based on a recalculated effective interest rate over the residual period to maturity, unless the hedged item has been derecognised, in which case, it is released to the income statement immediately.

Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in other comprehensive income within 'Cash flow hedges - fair value gains/(losses)'. Any gain or loss in fair value relating to an ineffective portion is recognised immediately in the income statement.

The accumulated gains and losses recognised in other comprehensive income are reclassified to the income statement in the periods in which the hedged item will affect profit or loss. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously recognised in other comprehensive income are removed from equity and included in the initial measurement of the cost of the asset or liability.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss recognised in other comprehensive income at that time remains in equity until the forecast transaction is eventually recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was recognised in other comprehensive income is immediately reclassified to the income statement.

Net investment hedge

Hedges of net investments in foreign operations are accounted for in a similar way to cash flow hedges. A gain or loss on the effective portion of the hedging instrument is recognised in other comprehensive income; a gain or loss on the ineffective portion is recognised immediately in the income statement. Gains and losses previously recognised in other comprehensive income are reclassified to the income statement on the disposal, or part disposal, of the foreign operation.

Hedge effectiveness testing

To qualify for hedge accounting, HSBC requires that at the inception of the hedge and throughout its life, each hedge must be expected to be highly effective (prospective effectiveness), and demonstrate actual effectiveness (retrospective effectiveness) on an ongoing basis.

The documentation of each hedging relationship sets out how the effectiveness of the hedge is assessed. The method adopted by an entity to assess hedge effectiveness will depend on its risk management strategy.

For prospective effectiveness, the hedging instrument must be expected to be highly effective in offsetting changes in fair value or cash flows attributable to the hedged risk during the period for which the hedge is designated. For actual effectiveness to be achieved, the changes in fair value or cash flows must offset each other in the range of 80% to 125%.

Hedge ineffectiveness is recognised in the income statement in 'Net trading income'.

Derivatives that do not qualify for hedge accounting

All gains and losses from changes in the fair values of derivatives that do not qualify for hedge accounting are recognised immediately in the income statement. These gains and losses are reported in 'Net trading income', except where derivatives are managed in conjunction with financial instruments designated at fair value (other than derivatives managed in conjunction with debt securities issued by HSBC), in which case gains and losses are reported in 'Net income from financial instruments designated at fair value'. The interest on derivatives managed in conjunction with debt securities issued by HSBC which are designated at fair value is recognised in 'Interest expense'. All other gains and losses on these derivatives are reported in 'Net income from financial instruments designated at fair value'.

Derivatives that do not qualify for hedge accounting include non-qualifying hedges entered into as part of documented interest rate management strategies for which hedge accounting was not, or could not, be applied. The size and direction of changes in fair value of non-qualifying hedges can be volatile from year to year, but do not alter the cash flows expected as part of the documented management strategies for both the non-qualifying hedge instruments and the assets and liabilities to which the documented interest rate strategies relate. Non-qualifying hedges therefore operate as economic hedges of the related assets and liabilities.

(m) Derecognition of financial assets and liabilities

Financial assets are derecognised when the contractual right to receive cash flows from the assets has expired; or when HSBC has transferred its contractual right to receive the cash flows of the financial assets, and either:

- substantially all the risks and rewards of ownership have been transferred; or

- HSBC has neither retained nor transferred substantially all the risks and rewards, but has not retained control.

Financial liabilities are derecognised when they are extinguished, that is when the obligation is discharged, cancelled, or expires.

(n) Offsetting financial assets and financial liabilities

Financial assets and financial liabilities are offset and the net amount is reported in the balance sheet when there is a legally enforceable right to offset the recognised amounts and there is an intention to settle on a net basis, or realise the asset and settle the liability simultaneously.

(o) Subsidiaries, associates and joint ventures

HSBC classifies investments in entities which it controls as subsidiaries. Investments in which HSBC, together with one or more parties, has joint control of an arrangement set up to undertake an economic activity are classified as joint ventures. HSBC classifies investments in entities over which it has significant influence, and that are neither subsidiaries nor joint ventures, as associates.

HSBC Holdings' investments in subsidiaries are stated at cost less any impairment losses. Impairment losses recognised in prior periods are reversed through the income statement if, and only if, there has been a change in the estimates used to determine the recoverable amount of the investment in subsidiary since the last impairment loss was recognised.

Investments in associates and interests in joint ventures are recognised using the equity method. Under this method, such investments are initially stated at cost, including attributable goodwill, and are adjusted thereafter for the post-acquisition change in HSBC's share of net assets.

Profits on transactions between HSBC and its associates and joint ventures are eliminated to the extent of HSBC's interest in the respective associates or joint ventures. Losses are also eliminated to the extent of HSBC's interest in the associates or joint ventures unless the transaction provides evidence of an impairment of the asset transferred.

A structured entity is an entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, for example when any voting rights relate to administrative tasks only, and key activities are directed by contractual agreement. Structured entities often have restricted activities and a narrow and well defined objective. Examples of structured entities include investment funds, securitisation vehicles and asset backed financings. Involvement with consolidated and unconsolidated structured entities is disclosed in Note 42.

For the purposes of disclosure, HSBC would be considered to sponsor another entity if, in addition to ongoing involvement with the entity, it had a key role in establishing that entity or in bringing together the relevant counterparties so that the transaction, which is the purpose of the entity, could occur. This would generally include situations where HSBC initially sets up an entity for a structured transaction. HSBC would not be considered a sponsor once our initial involvement in setting up the structured entity had ceased if we were subsequently involved with the entity only to the extent of providing arm's length services, for example through the provision of senior lending in the ordinary course of business.

(p) Goodwill and intangible assets

(i) Goodwill arises on the acquisition of subsidiaries, when the aggregate of the fair value of the consideration transferred, the amount of any non-controlling interest and the fair value of any previously held equity interest in the acquiree exceed the amount of the identifiable assets and liabilities acquired. If the amount of the identifiable assets and liabilities acquired is greater, the difference is recognised immediately in the income statement. Goodwill arises on the acquisition of interests in joint ventures and associates when the cost of investment exceeds HSBC's share of the net fair value of the associate's or joint venture's identifiable assets and liabilities.

Intangible assets are recognised separately from goodwill when they are separable or arise from contractual or other legal rights, and their fair value can be measured reliably.

Goodwill is allocated to cash-generating units ('CGU's) for the purpose of impairment testing, which is undertaken at the lowest level at which goodwill is monitored for internal management purposes. HSBC's cash-generating units are based on geographical regions subdivided by global business. Impairment testing is performed at least annually, and whenever there is an indication that the CGU may be impaired, by comparing the recoverable amount of a CGU with its carrying amount. The carrying amount of a CGU is based on the assets and liabilities of each CGU, including attributable goodwill. The recoverable amount of an asset is the higher of its fair value less cost to sell, and its value in use. Value in use is the present value of the expected future cash flows from a cash-generating unit. If the recoverable amount is less than the carrying value, an impairment loss is charged to the income statement. Goodwill is stated at cost less accumulated impairment losses.

Goodwill on acquisitions of interests in joint ventures and associates is included in 'Interests in associates and joint ventures' and is not tested separately for impairment.

At the date of disposal of a business, attributable goodwill is included in HSBC's share of net assets in the calculation of the gain or loss on disposal.

Goodwill is included in a disposal group if the disposal group is a CGU to which goodwill has been allocated or it is an operation within such a CGU. The amount of goodwill included in a disposal group is measured on the basis of the relative values of the operation disposed of and the portion of the CGU retained.

(ii) Intangible assets include the present value of in-force long-term insurance business, computer software, trade names, mortgage servicing rights, customer lists, core deposit relationships, credit card customer relationships and merchant or other loan relationships. Computer software includes both purchased and internally generated software. The cost of internally generated software comprises all directly attributable costs necessary to create, produce and prepare the software to be capable of operating in the manner intended by management. Costs incurred in the ongoing maintenance of software are expensed immediately as incurred.

Intangible assets are subject to impairment review if there are events or changes in circumstances that indicate that the carrying amount may not be recoverable. Where:

- intangible assets have an indefinite useful life, or are not yet ready for use, they are tested for impairment annually. This impairment test may be performed at any time during the year, provided it is performed at the same time every year. An intangible asset recognised during the current period is tested before the end of the current year; and

- intangible assets have a finite useful life, except for the present value of in-force long-term insurance business, they are stated at cost less amortisation and accumulated impairment losses and are amortised over their estimated useful lives. Estimated useful life is the lower of legal duration and expected useful life. The amortisation of mortgage servicing rights is included within 'Net fee income'.

For the accounting policy governing the present value of in-force long-term insurance business (see Note 2y).

(iii) Intangible assets with finite useful lives are amortised, generally on a straight-line basis, over their useful lives as follows:

Trade names ............................................................................................................	10 years
Mortgage servicing rights .........................................................................................	generally between 5 and 12 years
Internally generated software ...................................................................................	between 3 and 5 years
Purchased software ..................................................................................................	between 3 and 5 years
Customer/merchant relationships .............................................................................	between 3 and 10 years
Other .......................................................................................................................	generally 10 years

(q) Property, plant and equipment

Land and buildings are stated at historical cost, or fair value at the date of transition to IFRSs ('deemed cost'), less any impairment losses and depreciation calculated to write-off the assets over their estimated useful lives as follows:

- freehold land is not depreciated;

- freehold buildings are depreciated at the greater of 2% per annum on a straight-line basis or over their remaining useful lives; and

- leasehold land and buildings are depreciated over the shorter of their unexpired terms of the leases or their remaining useful lives.

Equipment, fixtures and fittings (including equipment on operating leases where HSBC is the lessor) are stated at cost less any impairment losses and depreciation, is calculated on a straight-line basis to write-off the assets over their useful lives, which run to a maximum of 35 years but are generally between 5 years and 20 years.

Property, plant and equipment is subject to an impairment review if there are events or changes in circumstances which indicate that the carrying amount may not be recoverable.

HSBC holds certain properties as investments to earn rentals or for capital appreciation, or both. Investment properties are included in the balance sheet at fair value with changes in fair value recognised in the income statement. Fair values are determined by independent professional valuers who apply recognised valuation techniques.

(r) Finance and operating leases

Agreements which transfer to counterparties substantially all the risks and rewards incidental to the ownership of assets, but not necessarily legal title, are classified as finance leases. When HSBC is a lessor under finance leases the amounts due under the leases, after deduction of unearned charges, are included in 'Loans and advances to banks' or 'Loans and advances to customers', as appropriate. The finance income receivable is recognised in 'Net interest income' over the periods of the leases so as to give a constant rate of return on the net investment in the leases.

When HSBC is a lessee under finance leases, the leased assets are capitalised and included in 'Property, plant and equipment' and the corresponding liability to the lessor is included in 'Other liabilities'. A finance lease and its corresponding liability are recognised initially at the fair value of the asset or, if lower, the present value of the minimum lease payments. Finance charges payable are recognised in 'Net interest income' over the period of the lease based on the interest rate implicit in the lease so as to give a constant rate of interest on the remaining balance of the liability.

All other leases are classified as operating leases. When acting as lessor, HSBC includes the assets subject to operating leases in 'Property, plant and equipment' and accounts for them accordingly. Impairment losses are recognised to the extent that residual values are not fully recoverable and the carrying value of the assets is thereby impaired. When HSBC is the lessee, leased assets are not recognised on the balance sheet. Rentals payable and receivable under operating leases are accounted for on a straight-line basis over the periods of the leases and are included in 'General and administrative expenses' and 'Other operating income', respectively.

(s) Income tax

Income tax comprises current tax and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised in other comprehensive income or directly in equity, in which case it is recognised in the same statement in which the related item appears.

Current tax is the tax expected to be payable on the taxable profit for the year, calculated using tax rates enacted or substantively enacted by the balance sheet date, and any adjustment to tax payable in respect of previous years. HSBC provides for potential current tax liabilities that may arise on the basis of the amounts expected to be paid to the tax authorities. Current tax assets and liabilities are offset when HSBC intends to settle on a net basis and the legal right to offset exists.

Deferred tax is recognised on temporary differences between the carrying amounts of assets and liabilities in the balance sheet and the amounts attributed to such assets and liabilities for tax purposes. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available against which deductible temporary differences can be utilised.

Deferred tax is calculated using the tax rates expected to apply in the periods in which the assets will be realised or the liabilities settled, based on tax rates and laws enacted, or substantively enacted, by the balance sheet date. Deferred tax assets and liabilities are offset when they arise in the same tax reporting group and relate to income taxes levied by the same taxation authority, and when HSBC has a legal right to offset.

Deferred tax relating to actuarial gains and losses on post-employment benefits is recognised in other comprehensive income. Deferred tax relating to share-based payment transactions is recognised directly in equity to the extent that the amount of the estimated future tax deduction exceeds the amount of the related cumulative remuneration expense. Deferred tax relating to fair value re-measurements of available-for-sale investments and cash flow hedging instruments which are charged or credited directly to other comprehensive income, is also charged or credited to other comprehensive income and is subsequently recognised in the income statement when the deferred fair value gain or loss is recognised in the income statement.

(t) Pension and other post-employment benefits

HSBC operates a number of pension and other post-employment benefit plans throughout the world. These plans include both defined benefit and defined contribution plans and various other post-employment benefits such as post-employment healthcare.

Payments to defined contribution plans and state-managed retirement benefit plans, where HSBC's obligations under the plans are equivalent to a defined contribution plan, are charged as an expense as the employees render service.

The defined benefit pension costs and the present value of defined benefit obligations are calculated at the reporting date by the schemes' actuaries using the Projected Unit Credit Method. The net charge to the income statement mainly comprises the service cost and the net interest on the net defined benefit liability and is presented in operating expenses. Service cost comprises current service cost, past service cost, and gain or loss on settlement.

The past service cost which is charged immediately to the income statement, is the change in the present value of the defined benefit obligation for employee service in prior periods, resulting from a plan amendment (the introduction or withdrawal of, or changes to, a defined benefit plan) or curtailment (a significant reduction by the entity in the number of employees covered by a plan). A settlement is a transaction that eliminates all further legal and constructive obligations for part or all of the benefits provided under a defined benefit plan, other than a payment of benefits to, or on behalf of, employees that is set out in the terms of the plan and included in the actuarial assumptions.

Remeasurements of the net defined benefit liability, which comprise actuarial gains and losses, return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognised immediately in other comprehensive income.

Actuarial gains and losses comprise experience adjustments (the effects of differences between the previous actuarial assumptions and what has actually occurred), as well as the effects of changes in actuarial assumptions.

The defined benefit liability recognised on the balance sheet represents the present value of defined benefit obligations reduced by the fair value of plan assets. Any net defined benefit surplus is limited to the present value of available refunds and reductions in future contributions to the plan.

The cost of obligations arising from other post-employment defined benefit plans, such as defined benefit health-care plans, are accounted for on the same basis as defined benefit pension plans.

(u) Share-based payments

HSBC enters into both equity-settled and cash-settled share-based payment arrangements with its employees as compensation for services provided by employees. Equity-settled share-based payment arrangements entitle employees to receive equity instruments of HSBC. Cash-settled share-based payment arrangements entitle employees to receive cash or other assets based on the price or value of the equity instruments of HSBC.

The cost of equity-settled share-based payment arrangements with employees is measured by reference to the fair value of equity instruments on the date they are granted and recognised as an expense on a straight-line basis over the vesting period, with a corresponding credit to 'Retained earnings'. The vesting period is the period during which all the specified vesting conditions of the arrangement are to be satisfied. The fair value of equity instruments that are made available immediately, with no vesting period attached to the award, are expensed immediately.

For cash-settled share-based payment arrangements, the services acquired and liability incurred are measured at the fair value of the liability, as the employees render service. Until settlement, the fair value of the liability is remeasured, with changes in fair value recognised in the income statement.

Fair value is determined by using appropriate valuation models, taking into account the terms and conditions of the award. Vesting conditions include service conditions and performance conditions; any other features of the arrangement are non-vesting conditions. Market performance conditions and non-vesting conditions are taken into account when estimating the fair value of the award at the date of grant, so that an award is treated as vesting irrespective of whether these conditions are satisfied, provided all other vesting conditions are satisfied.

Vesting conditions, other than market performance conditions, are not taken into account in the initial estimate of the fair value at the grant date. They are taken into account by adjusting the number of equity instruments included in the measurement of the transaction, so that the amount recognised for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest. On a cumulative basis, no expense is recognised for equity instruments that do not vest because of a failure to satisfy non-market performance or service conditions.

Where an award has been modified, as a minimum, the expense of the original award continues to be recognised as if it had not been modified. Where the effect of a modification is to increase the fair value of an award or increase the number of equity instruments, the incremental fair value of the award of the extra equity instruments is recognised in addition to the expense of the original grant, measured at the date of modification, over the modified vesting period.

A cancellation that occurs during the vesting period is treated as an acceleration of vesting, and recognised immediately for the amount that would otherwise have been recognised for services over the vesting period.

Where HSBC Holdings enters into share-based payment arrangements involving employees of subsidiaries, the cost is recognised in 'Investment in subsidiaries' and credited to the 'Retained earnings' over the vesting period. When a subsidiary funds the share-based payment arrangement, 'Investment in subsidiaries' is reduced by the fair value of the equity instruments.

(v) Foreign currencies

Items included in the financial statements of each of HSBC's entities are measured using the currency of the primary economic environment in which the entity operates ('the functional currency'). HSBC's consolidated financial statements are presented in US dollars which is also HSBC Holdings' functional currency.

Transactions in foreign currencies are recorded in the functional currency at the rate of exchange prevailing on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the rate of exchange ruling at the balance sheet date. Any resulting exchange differences are included in the income statement. Non-monetary assets and liabilities that are measured at historical cost in a foreign currency are translated into the functional currency using the rate of exchange at the date of the initial transaction. Non-monetary assets and liabilities measured at fair value in a foreign currency are translated into the functional currency using the rate of exchange at the date the fair value was determined. Any exchange component of a gain or loss on a non-monetary item is recognised in other comprehensive income if the gain or loss on the non-monetary item is recognised in other comprehensive income. Any exchange component of a gain or loss on a non-monetary item is recognised in the income statement if the gain or loss on the non-monetary item is recognised in the income statement.

In the consolidated financial statements, the assets, including related goodwill where applicable, and liabilities of branches, subsidiaries, joint ventures and associates whose functional currency is not US dollars, are translated into the Group's presentation currency at the rate of exchange ruling at the balance sheet date. The results of branches, subsidiaries, joint ventures and associates whose functional currency is not US dollars are translated into US dollars at the average rates of exchange for the reporting period. Exchange differences arising from the retranslation of opening foreign currency net assets, and exchange differences arising from retranslation of the result for the reporting period from the average rate to the exchange rate prevailing at the period end, are recognised in other comprehensive income. Exchange differences on a monetary item that is part of a net investment in a foreign operation are recognised in the income statement of the separate financial statements. In consolidated financial statements these exchange differences are recognised in other comprehensive income. On disposal of a foreign operation, exchange differences relating thereto and previously recognised in other comprehensive income are reclassified to the income statement as a reclassification adjustment when the gain or loss on disposal is recognised.

(w) Provisions

Provisions are recognised when it is probable that an outflow of economic benefits will be required to settle a current legal or constructive obligation, which has arisen as a result of past events, and for which a reliable estimate can be made of the amount of the obligation.

Contingent liabilities, which include certain guarantees and letters of credit pledged as collateral security, are possible obligations that arise from past events whose existence will be confirmed only by the occurrence, or non-occurrence, of one or more uncertain future events not wholly within the control of HSBC; or are present obligations that have arisen from past events but are not recognised because it is not probable that settlement will require the outflow of economic benefits, or because the amount of the obligations cannot be reliably measured. Contingent liabilities are not recognised in the financial statements but are disclosed unless the probability of settlement is remote.

(x) Financial guarantee contracts

Liabilities under financial guarantee contracts which are not classified as insurance contracts are recorded initially at their fair value, which is generally the fee received or receivable. Subsequently, financial guarantee liabilities are measured at the higher of the initial fair value, less cumulative amortisation, and the best estimate of the expenditure required to settle the obligations.

HSBC Holdings has issued financial guarantees and similar contracts to other Group entities. Where it has previously asserted explicitly that it regards such contracts as insurance contracts and has used accounting applicable to insurance contracts, HSBC may elect to account for guarantees as an insurance contract in HSBC Holdings' financial statements. This election is made on a contract by contract basis, but the election for each contract is irrevocable. Where these guarantees have been classified as insurance contracts, they are measured and recognised as insurance liabilities.

(y) Insurance contracts

Through its insurance subsidiaries, HSBC issues contracts to customers that contain insurance risk, financial risk or a combination thereof. A contract under which HSBC accepts significant insurance risk from another party by agreeing to compensate that party on the occurrence of a specified uncertain future event, is classified as an insurance contract. An insurance contract may also transfer financial risk, but is accounted for as an insurance contract if the insurance risk is significant.

Insurance premiums

Premiums for life insurance contracts are accounted for when receivable, except in unit-linked insurance contracts where premiums are accounted for when liabilities are established.

Gross insurance premiums for non-life insurance business are reported as income over the term of the insurance contracts based on the proportion of risks borne during the accounting period. The unearned premium (the proportion of the business underwritten in the accounting year relating to the period of risk after the balance sheet date) is calculated on a daily or monthly pro rata basis.

Reinsurance premiums are accounted for in the same accounting period as the premiums for the direct insurance contracts to which they relate.

Insurance claims and reinsurance recoveries

Gross insurance claims for life insurance contracts reflect the total cost of claims arising during the year, including claim handling costs and any policyholder bonuses allocated in anticipation of a bonus declaration. Claims arising during the year include maturities, surrenders and death claims.

Maturity claims are recognised when due for payment. Surrenders are recognised when paid or at an earlier date on which, following notification, the policy ceases to be included within the calculation of the related insurance liabilities. Death claims are recognised when notified.

Gross insurance claims for non-life insurance contracts include paid claims and movements in outstanding claims liabilities.

Reinsurance recoveries are accounted for in the same period as the related claim.

Liabilities under insurance contracts

Liabilities under non-linked life insurance contracts are calculated by each life insurance operation based on local actuarial principles. Liabilities under unit-linked life insurance contracts are at least equivalent to the surrender or transfer value which is calculated by reference to the value of the relevant underlying funds or indices.

Outstanding claims liabilities for non-life insurance contracts are based on the estimated ultimate cost of all claims incurred but not settled at the balance sheet date, whether reported or not, together with related claim-handling costs and a reduction for the expected value of salvage and other recoveries. Liabilities for claims incurred but not reported are made on an estimated basis, using appropriate statistical techniques.

A liability adequacy test is carried out on insurance liabilities to ensure that the carrying amount of the liabilities is sufficient in the light of current estimates of future cash flows. When performing the liability adequacy test, all contractual cash flows are discounted and compared with the carrying value of the liability. When a shortfall is identified it is charged immediately to the income statement.

Future profit participation on insurance contracts with discretionary participation features

Where contracts provide discretionary profit participation benefits to policyholders, liabilities for these contracts include provisions for the future discretionary benefits to policyholders. These provisions reflect actual performance of the investment portfolio to date and management expectation on the future performance in connection with the assets backing the contracts, as well as other experience factors such as mortality, lapses and operational efficiency, where appropriate. This benefit may arise from the contractual terms, regulation, or past distribution policy.

Investment contracts

Unit linked and non-linked

Customer liabilities under linked and certain non-linked investment contracts and the corresponding financial assets are designated at fair value. Movements in fair value are recognised in 'Net income from financial investments designated at fair value'. Premiums receivable and amounts withdrawn are accounted for as increases or decreases in the liability recorded in respect of investment contracts.

Liabilities under linked investment contracts are at least equivalent to the surrender or transfer value which is calculated by reference to the value of the relevant underlying funds or indices.

Investment management fees receivable are recognised in the income statement over the period of the provision of the investment management services, in 'Net fee income'.

The incremental costs directly related to the acquisition of new investment contracts or renewing existing investment contracts are deferred and amortised over the period during which the investment management services are provided.

Investment contracts with discretionary participation features

While investment contracts with discretionary participation features are financial instruments, they continue to be treated as insurance contracts as permitted by IFRS 4. The Group therefore recognises the premiums for those contracts as revenue and recognises as an expense the resulting increase in the carrying amount of the liability.

In the case of net unrealised investment gains on these contracts, whose discretionary benefits principally reflect the actual performance of the investment portfolio, the corresponding increase in the liabilities is recognised in either the income statement or other comprehensive income, following the treatment of the unrealised gains on the relevant assets. In the case of net unrealised losses, a deferred participating asset is recognised only to the extent that its recoverability is highly probable. Movements in the liabilities arising from realised gains and losses on relevant assets are recognised in the income statement.

Present value of in-force long-term insurance business

The value placed on insurance contracts that are classified as long-term insurance business or long-term investment contracts with discretionary participating features ('DPF') and are in force at the balance sheet date is recognised as an asset. The asset represents the present value of the equity holders' interest in the issuing insurance companies' profits expected to emerge from these contracts written at the balance sheet date.

The present value of in-force long-term insurance business and long-term investment contracts with DPF, referred to as 'PVIF', is determined by discounting the equity holders' interest in future profits expected to emerge from business currently in force using appropriate assumptions in assessing factors such as future mortality, lapse rates and levels of expenses, and a risk discount rate that reflects the risk premium attributable to the respective contracts. The PVIF incorporates allowances for both non-market risk and the value of financial options and guarantees. The PVIF asset is presented gross of attributable tax in the balance sheet and movements in the PVIF asset are included in 'Other operating income' on a gross of tax basis.

(z) Debt securities issued and deposits by customers and banks

Financial liabilities are recognised when HSBC enters into the contractual provisions of the arrangements with counterparties, which is generally on trade date, and initially measured at fair value, which is normally the consideration received, net of directly attributable transaction costs incurred. Subsequent measurement of financial liabilities, other than those measured at fair value through profit or loss and financial guarantees, is at amortised cost, using the effective interest method to amortise the difference between proceeds received, net of directly attributable transaction costs incurred, and the redemption amount over the expected life of the instrument.

(aa) Share capital

Shares are classified as equity when there is no contractual obligation to transfer cash or other financial assets. Incremental costs directly attributable to the issue of equity instruments are shown in equity as a deduction from the proceeds, net of tax.

HSBC Holdings plc shares held by HSBC are recognised in equity as a deduction from retained earnings until they are cancelled. When such shares are subsequently sold, reissued or otherwise disposed of, any consideration received is included in equity, net of any directly attributable incremental transaction costs and related income tax effects.

(ab) Assets held for sale

Non-current assets and disposal groups (including both the assets and liabilities of the disposal groups) are classified as held for sale when their carrying amounts will be recovered principally through sale, they are available for sale in their present condition and their sale is highly probable. Non-current assets held for sale and disposal groups are measured at the lower of their carrying amount and fair value less cost to sell, except for those assets and liabilities that are not within the scope of the measurement requirements of IFRS 5 'Non-current Assets Held for Sale and Discontinued Operations' such as deferred taxes, financial instruments, investment properties, insurance contracts and assets and liabilities arising from employee benefits. These are measured in accordance with the accounting policies described above. Immediately before the initial classification as held for sale, the carrying amounts of the asset (or assets and liabilities in the disposal group) are measured in accordance with applicable IFRSs. On subsequent remeasurement of a disposal group, the carrying amounts of the assets and liabilities noted above that are not within the scope of the measurement requirements of IFRS 5 are remeasured in accordance with applicable IFRSs before the fair value less costs to sell of the disposal group is determined.

3 Net income/(expense) from financial instruments designated at fair value

Net income/(expense) from financial instruments designated at fair value includes:

• all gains and losses from changes in the fair value of financial assets and liabilities designated at fair value, including liabilities under investment contracts;

• all gains and losses from changes in the fair value of derivatives that are managed in conjunction with financial assets and liabilities designated at fair value; and

• interest income, interest expense and dividend income in respect of:

- financial assets and liabilities designated at fair value; and

- derivatives managed in conjunction with the above,

except for interest arising from HSBC's issued debt securities and derivatives managed in conjunction with those debt securities, which is recognised in 'Interest expense'.

Net income/(expense) from financial instruments designated at fair value

	2013	2012	2011
	US$m	US$m	US$m
Net income/(expense) arising on:
- financial assets held to meet liabilities under insurance and investment contracts ................................................................................................	3,170	2,980	(933)
- other financial assets designated at fair value .............................................	118	83	1,050
- derivatives managed in conjunction with other financial assets designated at fair value ...........................................................................	(26)	35	(182)

	3,262	3,098	(65)

- liabilities to customers under investment contracts ....................................	(1,237)	(996)	231
- HSBC's long-term debt issued and related derivatives .................................	(1,228)	(4,327)	4,161
- changes in own credit spread on long-term debt .....................................	(1,246)	(5,215)	3,933
- derivatives managed in conjunction with HSBC's issued debt securities ...	(3,743)	431	3,165
- other changes in fair value .....................................................................	3,761	457	(2,937)
- other financial liabilities designated at fair value ........................................	(39)	(23)	(911)
- derivatives managed in conjunction with other financial liabilities designated at fair value ...........................................................................	10	22	23

	(2,494)	(5,324)	3,504

	768	(2,226)	3,439

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                 Date: 25 March 2014